Exhibit 4

Execution Version

EQUITY COMMITMENT LETTER

December 11, 2015

Orient TM Parent Limited

36/F, Building No. 2, Orient International Financial Plaza

318 South Zhongshan Road

Shanghai 200010

People’s Republic of China

Ladies and Gentlemen:

We refer to the Agreement and Plan of Merger dated as of the date hereof (as may be amended, supplemented or otherwise modified, the “Merger Agreement”) among Taomee Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Orient TM Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Orient TM Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).  Capitalized terms used in this Equity Commitment Letter (this “Equity Commitment Letter”) but not defined herein have the meanings ascribed to them in the Merger Agreement.

1.                                      Equity Commitment.  The undersigned (the “Sponsor”) hereby agrees, subject to the terms and conditions set forth herein, to, at or immediately prior to the Effective Time, purchase or cause to be purchased certain equity securities (“Equity Securities”) of Parent, directly or indirectly, through one or more Affiliates, for an aggregate cash purchase price in immediately available funds equal to US$97,547,052 (the “Equity Commitment”).  The Equity Commitment will be applied by Parent solely to (i) fund the Merger Consideration and any other amounts required to be paid by Parent to consummate the Merger pursuant to the Merger Agreement and (ii) pay related fees and expenses incurred by Parent and/or Merger Sub pursuant to the Merger Agreement.  The Sponsor shall not, under any circumstances, be obligated to purchase or cause to be purchased Equity Securities in an amount more than the Equity Commitment and the liability of the Sponsor hereunder shall not exceed the Equity Commitment.  In the event Parent does not require the full amount of the Equity Commitment in order to consummate the Merger, the amount to be funded under this Equity Commitment Letter shall be automatically reduced to the level sufficient to, in combination with the other financing arrangements contemplated by the Merger Agreement, fully fund the Merger Consideration and pay related fees and expenses incurred by Parent pursuant to the Merger Agreement.

2.                                      Conditions to Equity Commitment.  The obligation of the Sponsor to fund the Equity Commitment shall be subject to (i) the satisfaction, or waiver by Parent, of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Merger set forth in Section 7.01 and Section 7.02 of the Merger Agreement as in effect from time to time (other than those conditions that by their nature are only capable of being satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), (ii) the substantially contemporaneous consummation of the transactions contemplated by the Support Agreement and (iii) the substantially contemporaneous consummation of the Closing.

3.                                      Termination.  This Equity Commitment Letter and the obligations of the Sponsor hereunder will terminate automatically and immediately upon the earliest to occur of (i) valid termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time, at which time such obligations will be discharged but subject to the performance of such obligations.  For the avoidance of doubt, Sections 4, 7, 8 and 11 of this Equity Commitment Letter shall survive any such termination.

4.                                      Confidentiality.  This Equity Commitment Letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger Agreement and the Merger.  Unless required by applicable laws, regulations or rules (including rules promulgated by the SEC or the NYSE), including in connection with any litigation relating to the Merger, the Merger Agreement and the Transactions contemplated thereby, this Equity Commitment Letter may not be used, circulated, quoted or otherwise referred to in any document, except the Merger Agreement or otherwise with the written consent of the Sponsor.

5.                                      Amendment.  No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Sponsor and Parent in writing.

6.                                      Third Party Beneficiaries. Except for the rights of the Non-Recourse Parties and the Company provided hereunder, this Equity Commitment Letter shall inure to the benefit of and be binding upon Parent and the Sponsor.  Nothing in this Equity Commitment Letter, express or implied, is intended to, nor does it, confer upon any Person (other than Parent and the Sponsor) any rights or remedies under, or by reason of, or any rights (i) to enforce the Equity Commitment or any provisions of this Equity Commitment Letter or (ii) to confer upon any Person any rights or remedies against any Person other than the Sponsor under or by reason of this Equity Commitment Letter; provided that each Non-Recourse Party and the Company are express third party beneficiaries hereof.  Without limiting the foregoing, this Equity Commitment Letter may only be enforced (i) by Parent, (ii) by the Company, subject to the conditions specified in Section 9.07 of the Merger Agreement and (iii) by the Non-Recourse Parties solely for the purposes of Section 11 hereof.  In no event shall any of Parent’s creditors or any other Person have any right to enforce this Equity Commitment Letter.

7.                                      Governing Law; Dispute Resolution.  This Equity Commitment Letter shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  All Actions arising out of or relating to this Equity Commitment Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the New York State Supreme Court Commercial Division in and for New York County, New York.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such Action in the manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any of the above-named courts for the purpose of any Action arising under the laws of the State of New York out of or relating to this Equity Commitment Letter brought by any party hereto and (b) irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Equity Commitment Letter and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Equity Commitment Letter and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Equity Commitment Letter, or the subject matter hereof, may not be enforced in or by such courts.

8.                                      Waiver of Jury Trial.  Each party hereto hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law any right it may have to trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Equity Commitment Letter.

9.                                      Counterparts.  This Equity Commitment Letter may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.                               Representations and Warranties.  The Sponsor represents and warrants to Parent that (i) it has all requisite corporate or similar power and authority to execute, deliver and perform this Equity Commitment Letter; (ii) the execution, delivery and performance of this Equity Commitment Letter by the Sponsor has been duly and validly authorized and approved by all necessary corporate or other organizational action by it; (iii) this Equity Commitment Letter has been duly and validly executed and delivered by the Sponsor and constitutes a valid and legally binding obligation of the Sponsor, enforceable against such Sponsor in accordance with the terms of this Equity Commitment Letter, except for the Bankruptcy and Equity Exception; and (iv) for so long as this Equity Commitment Letter shall remain in effect in accordance with its terms, the Sponsor shall have available funds, capital commitments, lines of credit or other sources of immediately available funds required to fund the Equity Commitment.

11.                               No Recourse.  Notwithstanding anything that may be expressed or implied in this Equity Commitment Letter or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Equity Commitment Letter, Parent covenants, agrees and acknowledges that no Person (other than the Sponsor) has any obligation hereunder and that, notwithstanding that the Sponsor or certain of its Affiliates may be partnerships or limited liability companies, Parent has no right of recovery under this Equity Commitment Letter, or any claim based on such obligations against, and no personal liability shall attach to, the former, current or future equity holders, controlling Persons, directors, officers, employees, agents, Affiliates (other than the Sponsor) including, for the avoidance of doubt, members, managers or general or limited partners of the Sponsor, Merger Sub or Parent, or any former, current or future equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate (other than the Sponsor) or agent of any of the foregoing (collectively, each of the foregoing but not including the Sponsor, Parent or their respective permitted assignees, a “Non-Recourse Party”), through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company, Merger Sub or Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Law, or otherwise.

12.                               Assignment.  The rights, interests or obligations under this Equity Commitment Letter may not be assigned, in whole or in part, by any party (including by operation of Law) without the prior written consent of the other party, except that, without the prior written consent of Parent, the rights, interests or obligations under this Equity Commitment Letter may be assigned, in whole or in part, by the Sponsor to one or more of its Affiliates or to one or more private equity funds sponsored or managed by the Sponsor or any of its Affiliates; provided that any such assignment shall not relieve the Sponsor of its obligations under this Equity Commitment Letter to the extent not performed by such Affiliate or fund.  Any attempted assignment in violation of this Section 12 shall be null and void.

13.                               Entire Agreement.  This Equity Agreement, together with the Merger Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

14.                               Severability.  If any term or other provision of this Equity Commitment Letter is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Equity Commitment Letter shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Equity Commitment Letter so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Signature Page Follows]

Very truly yours,

ORIENT RUIDE CAPITAL MANAGEMENT (SHANGHAI) CO., LTD.

By:	/s/ Bo Chen
	Name:	Bo Chen
	Title:	Chairman of the Board of Directors

Acknowledged and Agreed as of the date first above written:

ORIENT TM PARENT LIMITED

By:	/s/ Hai Feng
	Name:	Hai Feng
	Title:	Director